Exhibit 99.2

List of Directors and their Role and Function

The members of the board of Directors (“Board”) of China Southern Airlines Company Limited are set out below.

Executive Directors

Ma Xu Lun (Chairman)

Han Wen Sheng (Vice Chairman and President)

Independent Non-Executive Directors

Liu Chang Le

Gu Hui Zhong

Guo Wei

Yan Andrew Y

There are five Board committees. The table below provides membership information of these committees on which each Board member serves.

Director/Board Commitee	Audit and Risk Management Committee	Remuneration and Assessment Committee	Nomination Committee	Strategic and Investment Committee	Aviation Safety Committee
Ma Xu Lun			M	C	C
Han Wen Sheng		M			M
Liu Chang Le			M	M
Gu Hui Zhong	C	M	C	M
Guo Wei	M	C			M
Yan Andrew Y	M

Notes:

C	Chairman of the relevant Board committee
M	Member of the relevant Board committee

Guangzhou, the People’s Republic of China

22 June 2021

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